Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 29, 2020 DATE AND TIME: October 29, 2020, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Elected to the position of Officer RENATO LULIA JACOB, Brazilian, married, civil engineer, bearer of the identity card (RG) No. 13.598.470-1, issued by the Public Security Department of the State of São Paulo (SSP/SP), enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 118.058.578-00, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902, for the current annual term of office, the said term expiring on the date those elected at the first meeting of the Board of Directors following the Annual General Stockholders’ Meeting of 2021 take office. 1.1. Recorded that the elected Officer:(i) has submitted documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”), including clearance certificates, being all documents filed at the Company’s head office; and (ii) will be vested in his position following approval of his election by the Central Bank of Brazil (“BACEN”). 1.2. In compliance with CVM Instruction No. 480/09, the responsibility as Investor Relations Officer is assigned to the elected Officer RENATO LULIA JACOB, and until his investiture this responsibility will remain assigned to the Group Executive Finance Director ALEXSANDRO BROEDEL LOPES. 2. Finally recorded that the other positions in the Board of Officers and assignment of responsibilities were not changed. CONCLUSION: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), October 29, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), October 29, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations